FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                11 August 2006


                               File no. 0-17630


                           CRH - Financial Calendar



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Financial Calendar


             N    E    W    S        R    E    L    E    A   S   E

                                                         August 11, 2006


Financial Calendar 2007


The following are the relevant dates for next year:


2006 Results                                   Tuesday, March 6, 2007


Annual General Meeting                         Wednesday, May 9, 2007


2007 Interim Results                           Tuesday, August 28, 2007



CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland Tel: +353 1 404 1000

Registered Office, 42 Fitzwilliam Square , Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:     11 August 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director